EXHIBIT (a)(1)(xiv)

Supplement to Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
iBASIS, INC.
at an Increased Price of
$3.00 NET PER SHARE
by
KPN B.V.
a wholly owned subsidiary of
KONINKLIJKE KPN N.V.

THE OFFER (AS AMENDED) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 8, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

On November 23, 2009, KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), Parent, Celtic ICS Inc., a Delaware corporation (“Merger Sub”), and iBasis, Inc., a Delaware corporation (the “Company”), entered into a Settlement Agreement (the “Settlement Agreement”). As set forth in this Supplement, pursuant to the Settlement Agreement, Purchaser’s offer to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), not owned by Purchaser has been amended and supplemented as set forth herein, including as follows:

•	Increased Price. The price to be paid for Shares purchased pursuant to the Offer (as defined below) has been increased to $3.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. All Shares tendered and purchased pursuant to the Offer (including any Shares previously validly tendered and not withdrawn) will receive the increased price.

•	Extended Expiration Date. The expiration date of the Offer has been extended until midnight, New York City time, on Tuesday, December 8, 2009 (which is the end of the day on December 8, 2009), unless further extended.

•	Majority of Minority Condition and 90% Condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Purchaser, Parent or their respective affiliates (including Merger Sub) or the directors or officers of Purchaser, Parent, Merger Sub, any of their affiliates or the Company (the “Majority-of-the-Minority Condition”). The Majority-of-the-Minority Condition cannot be waived. In addition, the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer (the “90% Condition”).

•	Second-Step Merger. If Purchaser purchases Shares in the Offer and Purchaser owns at least 90% of the outstanding Company shares as a result of the Offer, Purchaser will effect a second-step merger as promptly as practicable pursuant to which, among other things, each Share owned by the remaining public stockholders will automatically be converted into the right to receive cash in an amount equal to the per Share price paid in the Offer (subject to the exercise of statutory appraisal rights). No further action by any public stockholder of the Company will be required to consummate the second-step merger.

•	Recommendation of the Special Committee. A special committee of independent directors of the Company’s board of directors has unanimously determined that the Offer is fair to and in the best interests of the Company’s stockholders (other than Purchaser and its affiliates), and the special committee recommends that the Company’s stockholders tender their Shares in the Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Offer to Purchase, dated July 28, 2009, as amended and supplemented by this Supplement and Amendments Nos. 1 through 8 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Parent, Purchaser and Merger Sub with the Securities and Exchange Commission (“SEC”), this Supplement, and the related amended and restated Letter of Transmittal contain important information, and you should carefully read each in its entirety before making a decision with respect to the Offer.

November 23, 2009

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must either (i) complete and sign the original (blue) or amended and restated (pink) Letter of Transmittal in accordance with its instructions, mail or deliver such Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” of the Amended Offer to Purchase) in lieu of such Letter of Transmittal) and all other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, and either deliver the certificates representing the Shares to be tendered along with such Letter of Transmittal to the Depositary or follow the procedure for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Amended Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase dated July 28, 2009, stockholders using such documents to validly tender (and not withdraw) their Shares will nevertheless be deemed to be tendering pursuant to the revised Offer, and will receive the increased Offer Price per Share described in this Supplement, if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the Offer Price of $3.00 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

Any stockholder of the Company who wishes to tender Shares but cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Amended Offer to Purchase.

Questions and requests for assistance may be directed to Okapi Partners LLC, the Information Agent for the Offer, at its telephone number, address and/or email address set forth on the back cover of this Supplement. Shareholders of the Company can obtain copies of the Amended Offer to Purchase, including this Supplement, the amended and restated (pink) Letter of Transmittal and other related materials for free at the SEC’s website at www.sec.gov or by contacting Okapi Partners LLC, the Information Agent for the Offer, at its telephone number, address and/or email address set forth on the back cover of this Supplement. Stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents or for assistance concerning the Offer.

SUMMARY TERM SHEET

KPN B.V. (“Purchaser”), a wholly owned subsidiary of Koninklijke KPN N.V. (“Parent”), has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) that it does not already own upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2009, as amended and supplemented by this Supplement and Amendments Nos. 1 through 8 (the “Schedule TO Amendments”) to the related Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Parent, Purchaser and Merger Sub with the SEC (as amended and supplemented, the “Amended Offer to Purchase”), and the related amended and restated Letter of Transmittal, each as may be further amended and supplemented from time to time. The Amended Offer to Purchase, including this Supplement, and the related amended and restated (pink) Letter of Transmittal should be read together and, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the Amended Offer to Purchase, including the remainder of this Supplement, and the amended and restated (pink) Letter of Transmittal, and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the Amended Offer to Purchase, including the remainder of this Supplement, and the amended and restated (pink) Letter of Transmittal.

Who is offering to buy my securities?

We are KPN B.V., a private limited liability company organized under the laws of The Netherlands. We are the owner of 40,121,074 Shares, representing approximately 56.3% of the Shares currently outstanding, and are a direct wholly owned subsidiary of Parent, a public company incorporated under the laws of The Netherlands. Together with Parent and its and our respective subsidiaries, we are the leading telecommunications and information and communication technologies (“ICT”) service provider in The Netherlands, offering wireline and wireless telephony, internet and television to consumers, and end-to-end telecommunications and ICT services to business customers. Celtic ICS Inc., a Delaware corporation (“Merger Sub”), is a wholly owned subsidiary of Purchaser that we have formed solely for purposes of the transactions contemplated by the Amended Offer to Purchase. See “Special Factors — Background of the Offer” of this Supplement and “The Tender Offer — Section 8 — Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers” of the Amended Offer to Purchase.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares that we do not currently own.

Why are you amending the Offer?

On November 23, 2009, Parent, Purchaser, Merger Sub and the Company entered into a Settlement Agreement, pursuant to which, among other things, Purchaser agreed to amend its existing offer to increase the Offer Price to $3.00 per Share. The Offer remains subject to, among other things, the Majority-of-the-Minority Condition and the 90% Condition. If the Offer is completed and we own at least 90% of the outstanding Shares as a result of the Offer, we intend to promptly consummate a second-step merger, pursuant to which, among other things, each Share owned by the remaining public stockholders (other than stockholders properly exercising their appraisal rights described under “Special Factors — Section 10 — Appraisal Rights; Rule 13e-3” in the Amended Offer to Purchase) will automatically be converted into the right to receive $3.00, without interest and less any required withholding taxes.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes.

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If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to the Amended Offer to Purchase and “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Amended Offer to Purchase.

What does the Company’s special committee think of the Offer?

The Company has formed a special committee composed of independent directors to consider and make a recommendation with respect to the Offer. The special committee has recommended that the Company’s stockholders tender their Shares in the Offer. In approving the Offer, the special committee considered the opinion of its financial advisor, Jefferies & Company, Inc. (“Jefferies”) which is summarized in and attached as an annex to the Company’s Schedule 14D-9. A description of the special committee’s other reasons for recommending that the Company’s stockholders tender their Shares in the Offer is also set forth in the Company’s Schedule 14D-9.

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to the Company’s stockholders that are unaffiliated with the Company based upon the factors set forth under “Special Factors — Section 5 — Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of Amended Offer to Purchase and “Special Factors — Fairness of the Transactions” of this Supplement.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Parent, Purchaser, Merger Sub or any of our respective affiliates or any director or officer of Parent, Purchaser, Merger Sub, any of their affiliates or the Company (which we refer to as the “Majority-of-the-Minority Condition”). The Majority-of-the-Minority Condition cannot be waived.

In addition, the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer (which we refer to as the “90% Condition”).

Other conditions to the Offer are described under “Special Factors — The Settlement Agreement — Conditions to the Offer” of this Supplement.

What is the market value of my Shares as of a recent date?

On July 10, 2009, the last full trading day before the initial public announcement of Parent’s intention to commence the original Offer, the closing price of the Shares reported on The NASDAQ Global Market was $1.30 per Share. On November 20, 2009, the last full trading day before the date this Supplement was filed with the SEC, the closing sale price of the Shares reported on The NASDAQ Global Market was $2.26 per Share. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “Additional Information Regarding the Tender Offer — Price Range of Shares; Dividends” of this Supplement.

Do you have the financial resources to pay for the Shares?

Based on the Offer Price of $3.00 per Share, we estimate that we will need approximately $93.3 million to purchase all of the currently outstanding Shares not already owned by us in the Offer and in a second-step merger with the Company, which we intend to cause the Company to consummate with Merger Sub following the successful completion of the Offer, and to pay related fees and expenses. Parent, our parent company, will provide us with the necessary funds from cash on hand and/or borrowings under Parent’s revolving credit facility. The Offer is not subject to any financing condition. See “The Tender Offer — Section 9 — Source and Amount of Funds” of the Amended Offer to Purchase, “The Tender Offer — Section 13 — Fees and Expenses” of the Amended Offer to Purchase and “Additional Information Regarding the Tender Offer — Fees and Expenses” of this Supplement.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares that are not already owned by us solely for cash;

•	the Offer is not subject to any financing condition; and

•	we, through Parent, have sufficient funds available to purchase all Shares tendered and not withdrawn in the Offer in light of our and Parent’s financial capacity in relation to the amount of consideration payable.

See “The Tender Offer — Section 9 — Source and Amount of Funds” of the Amended Offer to Purchase.

Can the Offer be extended and how will I be notified if the Offer is extended?

Pursuant to the terms of the Settlement Agreement, if any of the conditions to the Offer are not satisfied or waived on any scheduled or extended expiration date of the Offer, we may decide (but are not required to) extend the Offer for two successive periods not to exceed ten business days each. Notwithstanding the foregoing, we are not required or permitted to extend the Offer beyond January 8, 2010. If we extend the Offer, we will inform Computershare Trust Company, N.A., the Depositary for the Offer, of the extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer” of the Amended Offer to Purchase.

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

If, as a result of the consummation of the Offer, we own, directly or indirectly, at least 90% of the outstanding Shares, we intend to cause Merger Sub to consummate a “short-form” merger with the Company, unless it is not lawful to do so, in which all the remaining publicly held Shares will automatically be converted into the right to receive cash in an amount equal to the same price per Share as was paid in the Offer, without interest and less any required withholding tax (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law).

If, upon final expiration of the Offer, the 90% Condition has not been met, we will, in our sole discretion, either elect not to consummate the Offer or, if the Majority-of-the-Minority Condition has been met, waive the 90% Condition (subject to applicable law) and acquire the tendered Shares. In either case, we would thereafter review our options. These include taking no further action and making no additional purchases of Shares, purchasing or disposing of Shares in the open market or in privately negotiated transactions, making a new offer or seeking to negotiate a merger or other business combination with the Company. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

See the “Introduction” to the Amended Offer to Purchase, “Special Factors — Section 3 — Plans for the Company; Certain Effects of the Offer” and “Special Factors — Section 10 — Appraisal Rights; Rule 13e-3” in the Amended Offer to Purchase and “Special Factors — Appraisal Rights” in this Supplement.

Is this the first step in a going private transaction?

Yes. We are making the Offer for the purpose of acquiring as many as possible of the outstanding Shares not currently owned by us as a first step in acquiring the entire equity interest in the Company. If we are successful in acquiring the entire equity interest in the Company, the Company will no longer be publicly owned, will cease to be listed on The NASDAQ Global Market or any other stock exchange and will cease to be required to make filings with the Securities and Exchange Commission or to comply with the Securities and Exchange Commission rules relating to public companies. See “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Consideration of Alternatives” of the Amended Offer to Purchase and “Special Factors — Section 3 — Plans for the Company; Certain Effects of the Offer” of the Amended Offer to Purchase.

Do you have interests in the Offer that may be different from my interests as a stockholder of the Company?

Yes. Our interests in the Offer (and in the second-step merger) are different from those of stockholders being asked to sell their Shares. In particular, Company stockholders should be aware that our financial interests with regard to the price to be paid in the Offer (and the second-step merger) are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell Shares in the Offer or your Shares are converted in the second-step merger, you will cease to have any interest in the Company and will not have the opportunity to participate in any future dividends paid by the Company or any future appreciation in the value of the Shares. By contrast, we will benefit from any future increase, and bear the risk of any future decrease, in the value of the Company. In addition, we have interests resulting from the commercial relationship between us and the Company that are different from and may be adverse to those of other stockholders of the Company. See “Special Factors — Section 9 — Certain Relationships and Transactions” of the Amended Offer to Purchase and “Special Factors — Section 12 — Interests of Certain Persons in the Offer” of the Amended Offer to Purchase.

How do I tender my Shares?

To tender your Shares, you must deliver to the Depositary for the Offer, prior to the expiration of the Offer, the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed original (blue) Letter of Transmittal or a completed amended and restated (pink) Letter of Transmittal and any other documents required by the Letter of Transmittal. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver to the Depositary by the expiration of the Offer any required document or instrument, you may still participate in the Offer by having a broker, bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three trading days after delivery of the guarantee to the Depositary. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Amended Offer to Purchase.

Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase dated July 28, 2009, stockholders using such documents to validly tender (and not withdraw) their Shares will nevertheless be deemed to be tendering pursuant to the revised Offer and will receive the increased Offer Price per Share described in this Supplement, if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer.

If I already tendered my Shares before the Offer Price was increased, do I have to do anything now?

No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the Offer Price of $3.00 per Share if Shares are accepted for payment and paid for by us pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “The Tender Offer — Section 1 — Terms of the Offer” of the Amended Offer to Purchase.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we further extend the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, December 8, 2009 (which is the end of the day on December 8, 2009), to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in the Amended Offer to Purchase prior to that time. See “The Tender Offer — Section 1 — Terms of the Offer” of the Amended Offer to Purchase and “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Amended Offer to Purchase.

Pursuant to the terms of the Settlement Agreement, if any of the conditions to the Offer are not satisfied or waived on any scheduled or extended expiration date of the Offer, we may decide (but are not required to) extend the Offer, for two successive periods not to exceed ten business days each. Notwithstanding the foregoing, we are not required or permitted to extend the Offer beyond January 8, 2010.

We may elect to provide a “subsequent offering period.” A subsequent offering period, if provided, will be an additional period of time, beginning after we have purchased shares tendered in the Offer, during which stockholders may tender their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Tender Offer — Section 1 — Terms of the Offer” of the Amended Offer to Purchase.

Until what time may I withdraw Shares that I tendered in the Offer?

You may withdraw any Shares tendered by you in the Offer at any time until the time we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See “The Tender Offer — Section 4 — Withdrawal Rights” of the Amended Offer to Purchase.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver to the Depositary, while you still have the right to withdraw Shares, a written notice of withdrawal, or a facsimile of one, with the required information. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your Shares. See “The Tender Offer — Section 4 — Withdrawal Rights” of the Amended Offer to Purchase.

If I do not tender but the Offer is successful, how will the Offer affect my Shares?

If, as a result of consummation of the Offer, we own, directly or indirectly, at least 90% of the outstanding Shares, we intend as soon as reasonably practicable following consummation of the Offer to cause Merger Sub to consummate a “short-form” merger under Delaware law with the Company, unless it is not lawful to do so. In the merger, all Shares held by the remaining stockholders will be automatically converted into the right to receive cash in an amount equal to the same price per Share as was paid in the Offer, without interest and less any required withholding tax (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law). Therefore, if the short-form merger takes place and you do not properly perfect your available appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. See the “Introduction” to the Amended Offer to Purchase, “Special Factors — Section 3 — Plans for the Company; Certain Effects of

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the Offer” and “Special Factors — Section 10 — Appraisal Rights; Rule 13e-3” in the Amended Offer to Purchase, and “Special Factors — Appraisal Rights” in this Supplement.

However, if the Offer is consummated but, following consummation, we own less than 90% of the outstanding Shares, directly or indirectly, we will not be able to cause Merger Sub to consummate a short-form merger with the Company and no assurance can be given as to whether we will seek or be able to consummate a second-step merger with the Company thereafter. In the event that a second-step merger is consummated, no assurance can be given as to the price per Share that may be paid in such merger or the timing of such consummation. In the event that a second-step merger is not consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. In addition, the Shares may no longer be eligible to be traded on The NASDAQ Global Market or any other securities exchange, and the Company may, if eligible, cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to public companies. See the “Introduction” to the Amended Offer to Purchase and “Special Factors — Section 3 — Plans for the Company; Certain Effects of the Offer” in the Amended Offer to Purchase.

Are appraisal rights available in either the Offer or the second-step merger?

Appraisal rights are not available in the Offer. If the Offer is consummated and we subsequently consummate a second-step merger, and you did not validly tender your Shares in the Offer, you will be entitled to appraisal rights in connection with the second-step merger if you comply with applicable Delaware law. See “Special Factors — Section 10 — Appraisal Rights; Rule 13e-3” of the Amended Offer to Purchase and “Special Factors — Appraisal Rights” in this Supplement.

If I tender, when and how will I be paid for my tendered Shares?

Subject to the terms and conditions described in the Amended Offer to Purchase and the related amended and restated Letter of Transmittal, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” of the Amended Offer to Purchase.

We will pay for your Shares by depositing the purchase price with the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” of the Amended Offer to Purchase.

How will employee stock options be treated in the Offer and the merger?

If you hold vested stock options issued by the Company, you may accept the Offer in relation to the Shares issued upon exercise of such options so long as, prior to the expiration of the Offer, you have validly exercised your options and tendered the Shares issued upon exercise of the options in accordance with the terms of the Offer.

If we consummate a second-step merger in accordance with the terms of the Settlement Agreement and you hold stock options issued by the Company at the time of such merger, your options, whether or not vested or exercisable, will vest and be canceled, and the Company will pay you at or promptly after the effective time of the merger an amount in cash equal to the excess, if any, of the amount per Share paid in the merger over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the second-step merger?

The exchange of Shares for cash pursuant to the Offer or the second-step merger generally will be a taxable transaction for United States federal income tax purposes. In general, a United States stockholder who holds the Shares as capital assets and sells them pursuant to the Offer or receives cash in exchange for Shares pursuant to any second-step merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the second-step merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the second-step merger, as the case may be. See “The Tender Offer — Section 5 — Certain United States Federal Income Tax Consequences” of the Amended Offer to Purchase.

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the second-step merger.

Whom should I call if I have questions about the Offer?

You may call the Information Agent, Okapi Partners LLC, at (877) 869-0171 (toll free) or (212) 297-0720. See the back cover of this Supplement.

INTRODUCTION

This Supplement is being provided in order to advise the stockholders of the Company that we are amending and extending the original Offer, as set forth herein.

The following information amends and supplements the Offer to Purchase, dated July 28, 2009, of KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a direct wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (as amended by this Supplement and the Schedule TO Amendments, the “Amended Offer to Purchase”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser. Purchaser hereby offers to purchase all of the outstanding Shares that are not already owned by Purchaser at an increased price of $3.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, including this Supplement, and in the related amended and restated (pink) Letter of Transmittal (which together with the Amended Offer to Purchase, including this Supplement, as each document may be further amended or supplemented, collectively constitute the “Offer”). The Amended Offer to Purchase, including this Supplement, and the amended and restated (pink) Letter of Transmittal each contain important information, and you should carefully read each in its entirety before making a decision with respect to the Offer.

Except as otherwise set forth in this Supplement and in the related amended and restated (pink) Letter of Transmittal, the terms and conditions previously set forth in the Amended Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the amended Offer. This Supplement should be read carefully in conjunction with the Amended Offer to Purchase and the related amended and restated (pink) Letter of Transmittal. Capitalized terms used herein and not otherwise expressly defined herein shall have the meanings set forth in the Amended Offer to Purchase.

The Amended Offer to Purchase, including this Supplement, and the documents to which we refer in the Amended Offer to Purchase, including this Supplement, include forward-looking statements. These forward-looking statements include, among others, statements concerning our plans with respect to the acquisition of the Shares and any second-step merger and other matters pertaining to the Company, our projections and other statements concerning the Company’s future performance, other statements of expectation, belief, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks and uncertainties relating to whether the conditions to the Offer will be satisfied and whether we will be able to consummate the plans we have described herein. Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Supplement or to reflect the occurrence of unanticipated events.

Except as otherwise set forth herein, the information concerning the Company contained in the Amended Offer to Purchase, including this Supplement, has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. We do not assume any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

This Supplement does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, the Company’s stockholders.

The Amended Offer to Purchase, including this Supplement, and the related amended and restated (pink) Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS

Background of the Offer

On June 21, 2006, Purchaser and the Company entered into a Share Purchase and Sale Agreement (the “Purchase and Sale Agreement”) pursuant to which the Company agreed to issue to Purchaser a number of Shares representing 51% of the outstanding Shares after such issuance (counting as outstanding for this purpose all Shares issuable upon exercise of all then in-the-money options, warrants and other rights, regardless of whether vested or subject to restrictions on exercise), and Purchaser agreed to pay the Company $55,000,000 in cash (subject to post-closing adjustments) and to transfer to the Company all of the outstanding shares of two wholly owned subsidiaries of Purchaser representing Parent’s and Purchaser’s international wholesale voice business. Upon the closing of the transactions (the “2007 Transactions”) contemplated by the Purchase and Sale Agreement on October 1, 2007, the Company issued 40,121,074 Shares to Purchaser, and Purchaser paid the Company $55,000,000 in cash and transferred to the Company all of the outstanding shares of KPN Global Carrier Services B.V., a private limited liability company organized under the laws of The Netherlands now known as iBasis Netherlands B.V. (“KPN GCS”), and KPN International Network Services, Inc., a Delaware corporation (“KPN INS”). The Shares issued to Purchaser pursuant to the Purchase and Sale Agreement are all the Shares currently owned by Purchaser and, taking into account Share repurchases and issuances made by the Company since October 1, 2007, currently represent approximately 56.3% of the Shares outstanding (on an undiluted basis). See “Special Factors — Section 9 — Certain Relationships and Transactions” and “Special Factors — Section 11 — Transactions and Relationships Concerning the Shares” of the Amended Offer to Purchase.

On June 19, 2006, in connection with the Purchase and Sale Agreement, Purchaser, Parent and KPN GCS entered into a Framework Services Agreement (the “Framework Services Agreement”) pursuant to which, among other things, Purchaser appointed KPN GCS as its exclusive provider of international direct dialing, ISDN, Telex and Inmarsat services for all wholesale international telephone and fax traffic originating from or carried over the fixed networks of Parent and Purchaser and their respective subsidiaries and affiliates (collectively, but excluding the Company and its subsidiaries for purposes of this definition, the “KPN Group”) and Parent appointed KPN GCS as a preferred supplier of mobile services for Parent and Purchaser and their respective subsidiaries and affiliates. In addition, Purchaser agreed to provide certain transition services to KPN GCS under the Framework Services Agreement. See “Special Factors — Section 9 — Certain Relationships and Transactions” of the Amended Offer to Purchase.

Parent’s Board of Management reviews the business of Parent and its subsidiaries on an ongoing basis and, as a regular part of that process, considers potential opportunities for business combinations, acquisitions, dispositions and other alternatives from time to time. In October 2008, Eelco Blok, a director of the Company and a member of Parent’s Board of Management, and W.T.J. Hageman, Parent’s Executive Vice President Finance, requested that certain members of Parent’s management form a working group to evaluate the Company’s performance during the period since Purchaser became the Company’s majority owner in October 2007. The working group consisted initially of W.T.J. Hageman, Kenji Uematsu (Parent’s M&A department), Jan Rodenburg (Parent’s M&A department), Michel Hoekstra (Parent’s legal department) and Jasper van Halder (Parent’s legal department).

The members of the working group collaborated throughout the latter half of October 2008 to develop for Parent’s Board of Management an assessment of the Company’s performance and to investigate Parent’s and Purchaser’s options with respect to the Company. In assessing the Company’s performance, the working group analyzed various operating and financial metrics of the Company, as well as developments in the Share price and Wall Street equity research assessments of the Company in the period leading up to October 2008. The options investigated by the working group included maintaining Purchaser’s current ownership stake, selling Purchaser’s Shares and acquiring the outstanding Shares not already owned by Purchaser. Because the working group wanted to evaluate all options, and because the working group understood that the going private option would involve a more complicated process than the other options then under consideration, the working group requested preliminary advice from Parent’s U.S. corporate counsel Cravath, Swaine & Moore LLP (“Cravath”)

regarding legal considerations generally applicable to going private transactions. However, Cravath was not officially engaged at that time to provide advice on going private alternatives on a going forward basis.

Parent’s Board of Management discussed the working group’s evaluation of the Company’s performance during the period since October 2007 at a meeting held on October 30, 2008. At that meeting, the working group advised Parent’s Board of Management that it was reviewing Parent’s and Purchaser’s options with respect to the Company. The Board of Management discussed the working group’s assessment of the Company’s performance since October 2007 in terms of several key operating and financial metrics, including revenues, EBITDA and Share price. In addition, the working group discussed with the Board of Management various considerations pertaining to each of Parent’s and Purchaser’s options with respect to the Company. After these discussions, Parent’s Board of Management determined not to pursue a sale of Purchaser’s stake or an acquisition of additional Shares at that time and elected instead to continue to focus on improving the performance of the Company under the existing ownership structure.

On January 26, 2009, the Company announced that it would recognize a goodwill impairment charge in the fourth quarter of 2008 under accounting principles generally accepted in the United States (“GAAP”). According to the Company’s Annual Report on Form 10-K for the year ending December 31, 2008 (the “Form 10-K”), the Company had previously conducted an analysis to determine whether there had been an impairment of the carrying value of its goodwill as of September 30, 2008, and had concluded that there had been no impairment as of that date. In the Form 10-K, the Company stated that the primary reasons for the difference in conclusions that goodwill was not impaired as of September 30, 2008, but was impaired as of December 31, 2008, were the continued decline in the price of the Shares during the quarter ended December 31, 2008, forecasts of future revenues which were lower than the forecasts used in the impairment analysis performed as of September 30, 2008 and lower revenues in the quarter ended December 31, 2008 as compared to the quarter ended September 30, 2008 and compared to the Company’s expectations for that quarter. The Company stated in the Form 10-K that the forecasted revenues and long-term growth rates used in the December 31, 2008 analysis were lower than those used at September 30, 2008 as a result of the macroeconomic conditions and events that transpired in the global markets during the fourth quarter of 2008. On January 27, 2009, Parent announced that its fourth quarter 2008 results would include its 56% share of this goodwill impairment charge at the Company, amounting to €67 million under International Financial Reporting Standards (“IFRS”).

In late March and April 2009, after the Company’s performance had continued to deteriorate in terms of certain key metrics, including total net revenues and Share price, the working group gave renewed consideration to Parent’s and Purchaser’s options with respect to the Company. The working group collaborated to review the Company’s results for the first quarter of 2009 in detail and to perform an analysis of the Company’s business, key value drivers and prospects. As a part of this process, the working group consulted with employees of Parent with day-to-day responsibility for supporting Parent’s business relationship with the Company. At this time, Daniel Braat (Parent’s M&A department) joined the working group. On April 16, 2009, Parent’s Board of Management and Mr. Hageman and Mr. Hoekstra discussed Parent’s and Purchaser’s options at a meeting of the Board of Management. Parent’s Board of Management instructed such members of the working group to continue to give consideration to Parent’s and Purchaser’s options at that time.

As part of the process of exploring the financial, strategic and legal aspects of Parent’s and Purchaser’s options with respect to the Company, Mr. Braat and Mr. Hoekstra, as members of the working group, met separately with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Cravath in New York on April 22, 2009. Following these meetings, Parent hired Cravath to provide advice on the options being explored by Parent on a going forward basis. The working group held regular conference calls with its advisors over the following weeks, including a call on April 28, 2009 among working group members Mr. Braat, Mr. Uematsu and Mr. Rodenburg, representatives of Morgan Stanley and representatives of Cravath, a call on April 29, 2009 among working group members Mr. van Halder and Mr. Braat, representatives of Morgan Stanley and representatives of Cravath, a call on May 1, 2009 among working group members Mr. Uematsu and Mr. Rodenburg and representatives of Morgan Stanley, a call on May 5, 2009 among working group members Mr. Braat, Mr. Uematsu, Mr. Rodenburg and Matthew House (Parent’s M&A department), who joined the working group in early May, and representatives of Morgan Stanley, a call on May 6, 2009 among working group members Mr. Braat and Mr. Rodenburg, representatives of Morgan Stanley and representatives of Cravath, and a call on May 8, 2009 among working group members Mr. Braat, Mr. House and Mr. Rodenburg, Peter Olivier, a member of Parent’s tax department, representatives of Morgan Stanley and representatives of Cravath. On these conference calls, the participants discussed various considerations applicable to the options being investigated by the working group, which options included maintaining Purchaser’s current ownership stake, selling Purchaser’s Shares and acquiring the outstanding Shares not already owned by Purchaser. With respect to the status quo option, the participants discussed several options potentially available to the Company under the current ownership structure by which returns to all stockholders might be improved. Among other things, the participants discussed ways in which the Company could return capital to stockholders and a strategy of pursuing acquisitions. With respect to the possibility of selling Purchaser’s Shares, the participants discussed the typical process and timeline associated with a sale to a third party and, among other things, discussed the considerations that might be relevant to a hypothetical buyer in evaluating an acquisition of Purchaser’s Shares. With respect to the going private option, the discussions included an overview of the differences in the typical process and timeline and the legal framework associated with available alternative approaches to a going private transaction. The participants discussed the benefits and drawbacks of the various approaches, taking into account, among other things, trends in the multinational carrier market, recent transactions in the Company’s industry, the Company’s operating and stock price performance, research analyst views on the Company and the timing and tax considerations of the various approaches (see “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Consideration of Alternatives” of the Amended Offer to Purchase).

On April 27, 2009, the Company announced that it had conducted an additional goodwill impairment analysis as it considered the continued decline in its market capitalization may have impaired the carrying value of its goodwill further. Although, under GAAP, the Company determined that the carrying value of its goodwill was not impaired further as of March 31, 2009, Parent, pursuant to IFRS, announced on April 28, 2009 that its first quarter 2009 results would include an additional goodwill impairment charge of €11 million, triggered by the continued decline in the market capitalization of the Company.

In April 2009, Ofer Gneezy, the President, Chief Executive Officer and Chairman of the Board of the Company, informed Parent that he had been contacted by a leading private investment firm focused on technology industries (“Party A”). Mr. Blok and Joost Farwerck, a director of the Company and an officer of Purchaser, decided not to participate in discussions with Party A to avoid any conflict of interest. On May 4, 2009, Mr. Braat held a call with Mr. Gneezy to discuss the background of the contact by Party A. On May 6, 2009, on a regularly scheduled conference call, working group members Mr. Braat and Mr. Rodenburg discussed with Morgan Stanley and Cravath the unsolicited contact received from Party A. On May 11, 2009, Mr. Braat held a telephone call with representatives of Party A in which representatives of Party A expressed Party A’s interest in acquiring Shares. On that telephone call, Mr. Braat told Party A’s representatives that the KPN Group was not interested in selling any portion of its interest in the Company at that time.

In early May 2009, Kenji Uematsu left the working group, and Mr. House joined the working group.

On May 13, 2009, Morgan Stanley presented discussion materials to working group members Mr. Hoekstra, Mr. van Halder, Mr. Braat, Mr. House and Mr. Rodenburg via teleconference. See “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase. These materials included a situation overview, preliminary Company valuation considerations and a review of Parent’s and Purchaser’s options with respect to the Company. These options included acquiring the Shares not already owned by Purchaser, selling Purchaser’s stake in the Company and maintaining Purchaser’s current ownership position in the Company. Morgan Stanley and Cravath presented analyses regarding alternative approaches and transaction structures for a going private transaction, as well as considerations regarding timing of such a transaction. The working group continued to discuss these materials, along with additional analyses provided by Morgan Stanley on May 22, 2009 and June 2, 2009 (see “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase), as well as the strategic and procedural considerations relating to the various options, on calls with Morgan Stanley and Cravath on May 14, 2009, May 19, 2009, May 20, 2009, May 28, 2009 and May 29, 2009.

On June 3, 2009, Morgan Stanley presented to the working group via teleconference Morgan Stanley’s preliminary valuation analyses. See “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase.

On June 4, 2009, at a meeting of Parent’s Board of Management, members of the working group made a presentation regarding Parent’s and Purchaser’s options with respect to the Company and discussed preliminary valuation analyses and a description of a potential tender offer process. Parent’s Board of Management authorized the working group to make preliminary preparations for a potential tender offer to acquire the Shares not already owned by Purchaser but did not authorize an offer at that time. The working group discussed these preliminary preparations and the Company’s business performance with its advisors over the following weeks, including on a call on June 4, 2009 among working group members Mr. Braat and Mr. Hoekstra, Morgan Stanley and Cravath, a call on June 5, 2009 among the working group, Morgan Stanley and Cravath, a call on June 8, 2009 among working group members Mr. Braat, Mr. House and Mr. Rodenburg, Morgan Stanley and Cravath, a call on June 11, 2009 among the working group, Morgan Stanley and Cravath, a call on June 12, 2009 between Mr. Braat and Morgan Stanley, a call on June 16, 2009 among the working group, Cravath and PricewaterhouseCoopers Accountants NV (“PWC”), Parent’s independent auditor, calls on June 17, 2009 and June 22, 2009 among the working group, Morgan Stanley and Cravath, a call on June 23, 2009 among the working group, Cravath and PWC, a call on June 24, 2009 among the working group, Morgan Stanley and Cravath, a call on July 2, 2009 among working group members Mr. Braat and Mr. Rodenburg and Morgan Stanley, a call on July 6, 2009 among working group members Mr. Braat and Mr. Hoekstra, Morgan Stanley and Cravath, and a call on July 7, 2009 between the working group and Cravath. Through these calls, the participants discussed the structural, timing, documentation, procedural, transactional cost and valuation considerations to be taken into account if Parent were to proceed with a tender offer. During this period, the working group also held discussions on and began preparation of the documentation and other materials relating to a tender offer in case Parent subsequently would decide to pursue that option. The working group also continued to assess the Company’s operating and stock price performance and to investigate Parent’s and Purchaser’s options with respect to the Company, including any opportunities to improve the Company’s performance.

On June 5, 2009, Parent received a letter from Party A in which Party A presented a non-binding, indicative proposal to acquire the outstanding Shares, including some or all of the Shares held by the KPN Group. In the June 5 letter, Party A indicated that it would value the Company at $1.75 per Share based on information then available to it. Party A indicated that, prior to signing any definitive agreement, it would require due diligence, internal approvals and the negotiation and execution of definitive transaction agreements. On June 11, 2009, the working group discussed Party A’s indication of interest and Parent’s potential response to Party A with Morgan Stanley and Cravath, and on June 16, 2009, Parent delivered a letter to Party A reiterating its position that the KPN Group was not interested in selling any portion of its interest in the Company at that time. The KPN Group has had no further contacts with Party A since that time.

On July 6, 2009, Parent’s Board of Management notified Parent’s Supervisory Board that an offer to acquire the Shares not already owned by Purchaser was under consideration.

At the request of the working group, on July 8, 2009, Morgan Stanley presented updated valuation analyses to Mr. Braat, Mr. House and Mr. Rodenburg via teleconference, which analyses are summarized in “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase. On that call, such members of the working group and Morgan Stanley discussed hypothetical pricing scenarios in connection with a possible tender offer to acquire the Shares not already owned by Purchaser.

At a meeting on July 9, 2009, Parent’s Board of Management held a discussion with certain members of the working group regarding considerations pertinent to an acquisition of the Shares not already owned by Purchaser. Such members of the working group summarized the options previously discussed with the Board of Management at its June 4, 2009 meeting and updated the Board of Management on the current status of the Company and of the working group’s investigation of Parent’s and Purchaser’s options with respect to the Company. The Board of Management and such members of the working group discussed the Company’s business performance and the working group’s assessment as to whether that performance could be improved if the Company were a wholly owned member of the KPN Group. Such members of the working group also explained the process associated with a tender offer. Following that meeting, the secretary of Parent’s Board of Management sent materials prepared by the working group to Parent’s Supervisory Board for information purposes. Under Parent’s internal governance procedures, the total consideration offered in the Offer was not of sufficient size to require the approval of Parent’s Supervisory Board, and therefore such approval was not sought or obtained in connection with the Offer.

On July 10, 2009, following the close of the NASDAQ, the working group and Morgan Stanley held a conference call to discuss considerations pertinent to the determination of a price that might be offered in a tender offer for the minority Shares, including, among other factors, premia to trading prices offered in precedent minority buy-in transactions. See “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase.

In its deliberations regarding an appropriate offer price, the working group also considered the range of per Share equity values implied by the discounted cash flow sensitivity analysis prepared by Morgan Stanley (see “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase) and by the working group’s own internal analyses. Taking all of these considerations into account, the working group considered an offer price in the range of $1.55 to $1.60 per Share. In deriving this range, the working group considered various metrics regarding precedent minority buy-in transactions contained in Morgan Stanley’s July 8 Presentation. The working group applied the median premium of the initial price offered in such transactions to the trading price of the target’s stock on the day prior to announcement as observed in the July 8 Presentation (which was 21%) to the closing price of the Shares on July 10, 2009, the last full trading day prior to the initial public announcement of the intent to commence the Offer (which was $1.30). This produced an illustrative price of $1.57, which the working group broadened into a five-cent range of $1.55 to $1.60. The working group further considered that this derived range was also within the range of per Share equity values implied by Morgan Stanley’s discounted cash flow analysis. The working group decided to recommend to Parent’s Board of Management an offer price of $1.55 per Share in the event that the Board of Management determined to proceed with a tender offer. The working group did not discuss the reasons for rejecting the prices at the upper end of the derived range but considered that $1.55 per Share represented a premium to the recent trading price of the Shares in line with precedent transactions with similar characteristics, was in the top half of the range implied by the discounted cash flow analysis prepared by Morgan Stanley and otherwise represented a fair price for the minority Shares for the reasons set forth in “Special Factors — Section 5 — Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Amended Offer to Purchase.

On July 11, 2009, after further discussions via teleconference with members of the working group, Parent’s Board of Management authorized a tender offer for all of the outstanding Shares not already owned by Purchaser at $1.55 per Share.

On July 12, 2009, W.T.J. Hageman, Parent’s representative to the Company, placed calls to Ofer Gneezy, the President, Chief Executive Officer and Chairman of the Board of the Company, Gordon J. VanderBrug, the Executive Vice President and a director of the Company, and Dr. W. Frank King, an independent director of the Company (attempts to reach the Company’s other independent directors by telephone on July 12, 2009, were unsuccessful), to notify them that Parent would be announcing on the morning of July 13, 2009 its intent to commence a tender offer for all of the outstanding Shares not already owned by Purchaser at $1.55 per Share. Promptly thereafter, Parent sent the following letter by email to the board of directors of the Company:

Board of Directors
iBasis, Inc.
20 Second Avenue
Burlington, MA 01803

Members of the Board,

Royal KPN N.V. (“KPN”) is pleased to advise you that it intends to commence, through its wholly owned subsidiary KPN B.V., a tender offer for all of the outstanding shares of common stock of iBasis, Inc. (“iBasis”) not already owned by KPN or its subsidiaries at an offer price of $1.55 per share in cash.

This offer price represents a premium of 19.2% over the closing price of the shares on 10 July 2009 (or 27.0% when iBasis’s significant net cash balance of approximately $0.37 per share is taken into account) and 33.6% over the average closing price during the past three months. In light of these considerations, we believe the price we intend to offer is fair to the shareholders of iBasis (other than KPN and its affiliates). Furthermore, our proposal represents a unique opportunity for the public shareholders of iBasis to obtain liquidity in the near term.

We believe the proposed transaction would enable KPN and iBasis to optimize our partnership in the current challenging economic and competitive environment. The transaction will provide iBasis with increased access to the resources of KPN, which we anticipate will place iBasis in a better position to confront its competitive challenges and improve its operational and strategic potential.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of iBasis not owned by KPN and its affiliates or the directors and officers of iBasis, as well as the tender of a sufficient number of shares to bring KPN’s ownership interest to at least 90% of the outstanding shares of iBasis. If we own at least 90% of the outstanding shares of iBasis following consummation of the tender offer, we intend to consummate a subsequent “short-form” merger transaction in which shares that are not tendered in the tender offer would be converted into the right to receive cash at the same price offered in the tender offer. There will be no financing condition associated with the tender offer. KPN expects to finance the tender offer from existing financing sources.

In considering our proposal, you should be aware that we are interested only in acquiring the iBasis shares not already owned by us and that we will not sell our stake in iBasis or consider any strategic transaction involving iBasis other than the proposal outlined here.

We intend to commence our tender offer by the end of July. We expect that the Board of Directors of iBasis will form a special committee of independent directors that will make a recommendation with respect to our offer. We will encourage the special committee to retain its own legal and financial advisors to assist in its function.

We are hopeful that by proceeding with a tender offer we will be able to complete the acquisition of the public iBasis shares quickly and thereby enable the shareholders of iBasis to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

In the morning of 13 July 2009, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to issue this press release prior to the opening of the Euronext Amsterdam market on 13 July 2009.

Daniël Braat will be overseeing this proposed transaction from KPN. If you have any questions concerning our proposal, please feel free to contact him.

Kind regards,

W.T.J. Hageman
Executive Vice President Finance

On July 13, 2009, Parent filed an amendment to its Schedule 13D and issued a press release announcing its intent to commence the Offer.

On July 13, 2009, following Parent’s announcement that it intended to commence the Offer, the Company issued a press release and filed it with the SEC under cover of Schedule 14D-9 stating that it anticipated that the Company’s board of directors would form a special committee of independent directors to consider the Offer. On July 21, 2009, the Company issued a press release, which it filed with the SEC under cover of Schedule 14D-9, stating that its board of directors had formed a special committee of independent directors and that the special committee will consider the Offer and make a recommendation to the stockholders of the

Company, which recommendation the Company urged its stockholders to consider before taking any action with respect to the Offer.

On July 27, 2009, Morgan Stanley, Parent’s financial advisor, contacted Jefferies, financial advisor to the special committee, and offered to share its perspective regarding the Offer. Jefferies did not at that time accept Morgan Stanley’s offer.

The Offer was commenced on July 28, 2009. On July 30, 2009, the Company issued a press release and filed the Schedule 14D-9 with the SEC setting forth the special committee’s determination that the then-current Offer was grossly inadequate and not in the best interests of the Company and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the Offer. The Company filed as an annex to the Schedule 14D-9 an opinion given by Jefferies with respect to the adequacy of the price offered in the Offer. The opinion stated Jefferies’ view that the then-current price offered in the Offer was inadequate from a financial point of view to holders of Shares (other than Parent and its affiliates).

In the Schedule 14D-9, the Company stated that, on July 30, 2009, its board of directors purported to declare a dividend of rights (the “Rights”) to purchase a newly created class of preferred stock of the Company, payable on August 10, 2009 to stockholders of record of the Company as of the close of business on August 10, 2009, and that the Rights are governed by the terms and conditions set forth in a Rights Agreement, dated July 30, 2009 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent. The Company filed a copy of the Rights Agreement with the SEC as an exhibit to the Form 8-K filed by the Company on July 30, 2009. The purported dividend of the Rights and entry into the Rights Agreement are referred to herein collectively as the “Poison Pill”.

On July 30, 2009, the Board of Management met to discuss the status of the Offer, including the formation of the special committee. During the meeting, the Board of Management reviewed an overview of the trading prices for the Shares since the announcement of the Offer and the market’s reaction to the Offer. Although Parent continued to believe that the initial offer price was fair to the Company’s stockholders who are not affiliated with Parent, Parent considered the possibility of eventually increasing the Offer Price, given the market reaction to the Offer, in order to increase investor participation in the Offer and successfully complete the Offer. However, because of the Company’s purported adoption of the Poison Pill on July 30, 2009, Parent decided not to propose a new offer price to the Company’s stockholders at that time.

On July 31, 2009, Morgan Stanley, Parent’s financial advisor, again contacted Jefferies and suggested that Morgan Stanley and Jefferies share their respective perspectives on the valuation of the Company. Jefferies did not at that time accept Morgan Stanley’s suggestion.

On August 3, 2009, the Company commenced a lawsuit (the “iBasis Delaware Action”) against Parent, Purchaser and certain other parties in the Court of Chancery of the State of Delaware seeking, among other things, to enjoin the Offer. The iBasis Delaware Action is described in greater detail in Amendment No. 1, filed by Purchaser, Parent and Merger Sub on August 6, 2009, to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser, Parent and Merger Sub with the SEC under cover of Schedule TO on July 28, 2009.

On August 4, 2009, the Company filed its complaint in the iBasis Delaware Action with the SEC as an exhibit to Amendment No. 2 to the Company’s Schedule 14D-9. Stockholders of the Company may obtain the complaint in the manner described under the heading “Important” of this Supplement.

On August 6, 2009, Parent issued a press release and filed it with the SEC under cover of Schedule TO reaffirming the Offer, stating Parent’s continued belief that the Offer is fair, rejecting the allegations of the Company made in connection with the iBasis Delaware Action and stating that the purported adoption of the Poison Pill was in breach of an agreement with the Company and the Company’s bylaws.

On August 7, 2009, the Company issued a press release and filed it as an exhibit to Amendment No. 4 to the Schedule 14D-9 announcing that the Company had received separate letters from three of the Company’s largest stockholders indicating their intention to reject the then-current Offer. The press release stated that these three stockholders — Millennium Management LLC, the general partner of Millennium Partners, L.P. (“Millennium”), Lloyd I. Miller III, and Karen Singer, Trustee of the Singer Children’s Management Trust (“Singer”) — own approximately 11% of the outstanding Shares in the aggregate.

On August 7, 2009, Purchaser sent a letter to the Company and its directors (other than the directors nominated by Purchaser) notifying them that the adoption of the Poison Pill was a violation of the bylaws of the Company and the terms of the Purchase and Sale Agreement and demanding that the Rights Agreement be rescinded.

On August 13, 2009, Parent, Purchaser, Merger Sub and certain individual defendants filed an answer in the Court of Chancery of the State of Delaware responding to the plaintiff’s allegations in the iBasis Delaware Action. On August 13, 2009, Parent and Purchaser also filed counterclaims (the “Delaware Counterclaims”) against the Company and Company directors Robert H. Brumley, Charles N. Corfield, Ofer Gneezy, W. Frank King and Gordon J. VanderBrug. In the Delaware Counterclaims, among other things, Parents sought the invalidation of the “poison pill” purportedly adopted by the Company in violation of the Company’s bylaws and the Purchase and Sale Agreement.

On August 14, 2009, the Delaware Court of Chancery ordered an evidentiary hearing on October 8, 2009 and October 9, 2009 to address the merits of the claims asserted by the Company in its complaint in the iBasis Delaware Action and the claims asserted by Parent in the Delaware Counterclaims.

On August 18, 2009, the Company commenced a lawsuit (the “iBasis New York Action”) against Parent, Purchaser and certain other parties in the United States District Court for the Southern District of New York seeking, among other things, to enjoin Parent and Purchaser from acquiring any additional shares of the Company. The iBasis New York Action is described in greater detail in Amendment No. 3 to the Tender Offer Statement and Rule 13e-3 Transaction Statement.

On August 18, 2009, the Company filed its complaint in the iBasis New York Action with the SEC as an exhibit to Amendment No. 8 to the Company’s Schedule 14D-9. Stockholders of the Company may obtain the complaint in the manner described under the heading “Important” in this Supplement.

Morgan Stanley had separate telephonic meetings with a representative of Lampe, Conway & Co., LLC (“Lampe”), a representative of Singer and representatives of Millennium during August and September of 2009. Each of these telephonic meetings was in response to an unsolicited call from the respective representative(s) at Lampe, Singer and Millennium. During the telephonic meetings, the representatives of the stockholders separately suggested a meeting with Parent or Morgan Stanley to share views on the Offer. After receiving the calls, the working group determined that, given Parent’s focus on defending against the Company’s claims and pursuing its counterclaims in the iBasis Delaware Action and the iBasis New York Action, it was not appropriate for Parent or Morgan Stanley to meet with the stockholders at that time.

On September 10, 2009, Parent’s Board of Management met with working group members Mr. Hageman, Mr. Hoekstra and Mr. House to discuss the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and potential strategic next steps. During the meeting, the working group members presented an updated summary of the trading prices for the Shares since the announcement of the Offer and the market’s reaction to the Offer. Despite the continued belief of the working group and Parent’s Board of Management that the initial offer price was fair to the Company’s stockholders who are not affiliated with Parent, the group deliberated the possibility of increasing the Offer Price, given the market reaction to the Offer, in order to increase investor participation in the Offer. Parent’s Supervisory Board met on September 16, 2009 to be updated on the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and potential strategic next steps. In preparation for these meetings, the members of the working group also consulted with

Parent’s outside financial and legal advisors, Morgan Stanley and Cravath, regarding the potential consequences of an increase in the Offer Price at that time. After the meeting of the Supervisory Board, because of Parent’s focus on defending against the Company’s claims and pursuing its counterclaims in the iBasis Delaware Action, Parent decided that it was not appropriate for Purchaser to propose a new offer price to the Company’s stockholders at that time.

On September 14, 2009, the Company filed with the SEC Amendment No. 10 to the Schedule 14D-9 stating that, since the commencement of the Offer, the Company has received an indication of interest from another third party with respect to a possible business combination transaction involving the Company, and that the special committee intended to approach Parent to determine whether to commence negotiations with Parent. On September 15, 2009, representatives of Jefferies contacted representatives of Morgan Stanley to propose a meeting between such representatives. On September 16, 2009, representatives of Jefferies and Morgan Stanley met in person in New York. At this meeting, the Jefferies representatives reiterated that a third party had indicated interest in a business combination with the Company and again expressed the special committee’s view that the Offer Price was not acceptable, but did indicate that there would be a price at which the special committee would be willing to give a favorable recommendation of the Offer.

On October 1, 2009, Parent’s Board of Management met for a brief update on the status of the Offer, the iBasis Delaware Action and the iBasis New York Action.

On October 2, 2009, in response to the earlier suggestion in August and September 2009 from representatives of Lampe, Millennium and Singer, representatives from Morgan Stanley requested to meet and subsequently met with representatives of each of Singer and Lampe and Lloyd I. Miller III (who, having been contacted by Morgan Stanley on the grounds that he, together with Lampe, Millennium and Singer were the four largest stockholders of the Company other than Parent, participated in such meeting telephonically), and subsequently met telephonically with representatives of Millennium. Taking into account Parent’s desire to consummate the Offer, the trading prices for the Shares since the announcement of the Offer and the market’s reaction to the Offer, and after discussions with its outside financial and legal advisors, Morgan Stanley and Cravath, regarding the potential consequences of meeting at that time, the working group decided to authorize Morgan Stanley to meet with these stockholders to gauge the stockholders’ views on the valuation of the Shares and to explore terms by which the tender offer process could be successfully completed. In these meetings, Morgan Stanley indicated Parent’s willingness to increase the offer price to $2.25 and presented no other price or price range. The stockholders in these meetings indicated that they would not tender their Shares at the offer price of $2.25 but presented no specific share price or range of share prices at which such stockholders would be willing to tender their Shares. No agreements were reached at the meeting, and no plans for further discussions were made.

On October 4, 2009, working group members Mr. Braat and Mr. Hoekstra met via teleconference to review the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and to consider strategic options going forward. Through this teleconference, the working group members, taking into consideration the market price of the Shares at that time and Parent’s desire to successfully complete the transaction, decided to increase the Offer Price from $1.55 per Share to $2.25 per Share in order to increase investor participation in the Offer. After the teleconference, Parent’s Board of Management and Supervisory Board were updated on the decision to increase the Offer Price.

On October 5, 2009, the Company requested that the Delaware Chancery Court postpone the hearing on the Company’s and Parent’s respective claims against each other, which was scheduled for October 8, 2009 and October 9, 2009, to allow the Company’s special committee and its advisors adequate time to evaluate the increased Offer Price. The Court rescheduled the hearing for October 28, 2009 and October 29, 2009.

On October 9, 2009, the Company issued a press release and filed it as an exhibit to Amendment No. 12 to the Schedule 14D-9 announcing that the Company had received separate letters from two of the Company’s largest minority stockholders indicating their intention to reject the then-current Offer. The press release stated that these two stockholders — Singer and Millennium — beneficially own approximately 4.2% and 3.6%, respectively, of the outstanding Shares.

On October 15, 2009, the Company issued a press release and filed Amendment No. 13 to the Schedule 14D-9 with the SEC affirming the special committee’s determination and recommendation with respect to the then-current Offer.

On November 17, 2009, Rene van Rooij, Parent’s Chief Legal Officer, received a call from Mark Flynn, the Company’s Chief Legal Officer and Corporate Secretary. On the call, Mr. van Rooij and Mr. Flynn discussed, among other things, the possibility of engaging in discussions regarding a possible settlement of the iBasis Delaware Action. On November 17, 2009, Mr. Blok received a call from Mr. Gneezy, and Mr. Blok and Mr. Gneezy also discussed the possibility of engaging in discussions.

On November 20, 2009, Mr. Gneezy, Mr. VanderBrug, Mr. Flynn and Mr. King (who participated in the meeting telephonically) met with Mr. Blok and working group members Mr. Braat and Mr. Hoekstra in the Netherlands. At the meeting, the participants agreed to pursue negotiations of a possible settlement agreement based on an increased offer price of $3.00 per Share in cash (subject to agreement on the terms of the settlement). On the afternoon of November 20, 2009, the special committee met telephonically with members of senior management and its independent legal counsel to discuss the terms of a possible settlement agreement. Following that telephonic meeting, representatives of Cravath and Gibson, Dunn & Crutcher LLP, counsel for the special committee (“Gibson Dunn”), exchanged calls regarding the possible terms of such settlement agreement.

On November 21, 2009, Cravath provided a draft settlement agreement to Gibson Dunn. Later in the day Gibson Dunn informed Cravath that the special committee’s proposal would be forthcoming.

On the morning of November 22, 2009, Gibson Dunn provided Cravath with a revised draft of the settlement agreement. During the course of November 22, 2009, Mr. van Rooij, working group member Mr. Hoekstra, Mr. Flynn and representatives from Gibson Dunn and Cravath participated in conference calls to negotiate the terms of the proposed settlement agreement providing for, among other things, an increase in the Offer Price to $3.00 per Share in cash, the dismissal with prejudice of the iBasis Delaware Action and the iBasis New York Action and the termination of the Rights Agreement. Representatives of Parent indicated that $3.00 per Share was the best and final offer Parent would make to complete the Offer, and that execution of any settlement agreement would have to be conditioned on the Company agreeing to deliver the resignations of all members of the board of directors of the Company, other than Parent’s representatives, effective upon consummation of the Offer.

On the evening of November 22, 2009, after negotiations of the settlement agreement were substantially concluded, the special committee met with its independent legal and financial advisors and members of the Company’s senior management to discuss the terms of the settlement agreement and KPN’s proposed revised offer. Jefferies also presented its financial analyses of the amended Offer and delivered its written opinion, dated November 22, 2009, to the special committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than Parent and any of its affiliates) pursuant to the amended Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated November 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as an annex to the Company’s Schedule 14D-9. Jefferies provided its opinion for the information and assistance of the special committee in connection with its consideration of the amended Offer.

The special committee unanimously approved the proposed settlement agreement and determined that the Offer was fair to the public stockholders of the Company and unanimously determined to recommend that the Company’s public stockholders accept the Offer and tender their Shares in the Offer at $3.00 per Share. Parent, Purchaser and Merger Sub also approved the execution and delivery of the agreement on the terms discussed.

On November 23, 2009, Parent, Purchaser, Merger Sub and the Company entered into the Settlement Agreement. (See “Special Factors — The Settlement Agreement” of this Supplement.) In connection with entering into the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to Parent, the Company and the special committee, on behalf of their respective clients, entered into, and on November 23, 2009 will file with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the iBasis Delaware Action and the iBasis New York Action dismissing with prejudice the respective claims of each of the parties in those proceedings. In addition, the Company will terminate the Rights Agreement pursuant to the terms of the Settlement Agreement.

Plans for the Company; Certain Effects of the Offer

The Settlement Agreement provides that, at or prior to the consummation of the Offer, the Company’s board will amend the Company’s bylaws to remove Section 3.2 of the bylaws (which relates to certain special director nomination provisions). In addition, the Company’s board will amend Section 8.1 of the Company’s bylaws to provide that, during the Control Period, bylaw amendments by the Company’s board may be effected by resolution of the board and will not require the separate approval of a majority of the non-KPN directors.

Pursuant to the Settlement Agreement, at or prior to the consummation of the Offer the Company shall obtain the resignation of its current directors (other than Purchaser’s designees) and take all other action necessary to cause Purchaser’s designees to be elected or appointed to the Company’s board effective as of the consummation of the Offer.

In connection with the Settlement Agreement, at the request of Purchaser, Ofer Gneezy and Gordon VanderBrug each have delivered to Purchaser letters of resignation agreeing that, effective immediately upon the acceptance of Shares by Purchaser on the Acceptance Date, such person shall resign in his capacity as a member of the Company Board and in all other capacities in which he is employed by the Company.

Position of the Company as to the Fairness of the Transactions

On November 23, 2009, Parent and the Company issued a press release, and the Company filed Amendment No. 16 to the Schedule 14D-9, which is incorporated herein by reference, setting forth the special committee’s unanimous recommendation that the Company’s stockholders tender their Shares in the Offer. In approving the Offer, the special committee considered the opinion of its financial advisor, Jefferies, which is summarized in and attached as an annex to the Company’s Schedule 14D-9, as amended. A description of the special committee’s other reasons for recommending that the Company’s stockholders tender their Shares in the Offer is also set forth in the Company’s Schedule 14D-9, as amended.

Position of Parent, Purchaser and Merger Sub as to the Fairness of the Transactions

While we have increased the Offer Price from $2.25 per Share to $3.00 per Share, we continue to believe that the $1.55 initial offer price and the subsequent $2.25 offer price are fair to the stockholders that are unaffiliated with the Company based on the factors described under “Special Factors — Section 5 — Position of Parent, Purchaser and Merger Sub as to Fairness of the Offer and Second-Step Merger” of the Amended Offer to Purchase. Since we continue to believe that the $1.55 per Share initial offer price and the $2.25 per Share subsequent offer price are fair to the unaffiliated stockholders of the Company, we believe that the increased Offer Price of $3.00 per Share is also fair to the unaffiliated stockholders of the Company.

In addition to the factors described under “Special Factors — Section 5 — Position of Parent, Purchaser and Merger Sub as to Fairness of the Offer and Second-Step Merger” of the Amended Offer to Purchase, we believe that the increased Offer Price of $3.00 per Share, is fair to the Company’s stockholders that are unaffiliated with the Company for the following reasons:

•	The special committee, which is comprised solely of directors who are not affiliated with the Company or Parent, unanimously (i) approved the Settlement Agreement and the transactions contemplated thereby and (ii) recommended that the Company’s stockholders tender their Shares in the Offer.

•	In connection with its taking the foregoing actions, the special committee was advised by its own advisors, including Gibson Dunn, its independent legal counsel, and Jefferies, its independent financial advisor.

•	We considered the analyses contained in the presentation provided by Morgan Stanley to a working group composed of members of Parent’s management on July 8, 2009. These analyses are summarized in the Amended Offer to Purchase. Morgan Stanley was not asked to provide and did not provide any opinion as to the fairness of the Offer Price to Parent or Purchaser or to the unaffiliated stockholders of the Company, and Morgan Stanley’s analyses do not constitute a recommendation to Parent or Purchaser with respect to the Offer Price or to the unaffiliated stockholders of the Company as to whether such stockholders should tender their Shares in response to the Offer or as to how such stockholders should act in respect of any potential second-step merger. See “Special Factors — Section 6 — Summary of Morgan Stanley Presentations” of the Amended Offer to Purchase. Parent has continued to evaluate information about the Company as it has been reported but has concluded that no changes to its analysis or the Parent Projections have been warranted. Similarly, Parent has concluded that the analyses included in the Morgan Stanley Materials continue to be relevant to Parent’s fairness analysis notwithstanding any recent events, including the indication of interest by a third party in a possible business combination with the Company set forth in the Company’s Schedule 14D-9 and the views of certain of the Company’s stockholders expressed in the meetings held on October 2, 2009. Thus, Parent has not requested that Morgan Stanley revise or update the Morgan Stanley Materials, including in connection with the increase in the initial offer price from $1.55 per Share to $2.25 per Share, or in connection with the subsequent increase to $3.00 per Share, and Morgan Stanley has not revised or updated such materials.

Termination of Rights Agreement

In connection with entering into the Settlement Agreement and dismissing with prejudice all claims in the iBasis Delaware Action and iBasis New York Action, the Company will terminate the Rights Agreement within four business days of the date of the Settlement Agreement.

The Settlement Agreement

The following is a summary of the material provisions of the Settlement Agreement dated as of November 23, 2009 (the “Settlement Agreement”) among the Company, Parent, Purchaser and Merger Sub and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as exhibit (d)(viii) to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Supplement to provide you with information regarding the terms of the Settlement Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent, Purchaser or Merger Sub (or their affiliates) in public reports filed with the SEC. In particular, the Settlement Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Parent, Purchaser or Merger Sub (or their affiliates).

Dismissal of Litigation and Mutual Releases.  Pursuant to the terms of the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to Parent, the Company and the special committee, on behalf of their respective clients, entered into, and on November 23, 2009 will file with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the iBasis Delaware Action and the iBasis New York Action dismissing with prejudice the respective claims of each of the parties in those proceedings.

In addition, the Settlement Agreement provides that Parent, Purchaser, Merger Sub and the Company, on behalf of themselves and each of their affiliates, directors, officers, employees, successors, agents, representatives and assigns, release each other from all existing and future claims arising out of or that are directly related to the allegations made in the iBasis Delaware Action or the iBasis New York Action.

Termination of Rights Agreement.  Pursuant to the terms of the Settlement Agreement, the Company will terminate the Rights Agreement within four business days of the date of the Settlement Agreement.

The Offer.  The Settlement Agreement requires Parent, Purchaser and Merger Sub to amend the Offer to increase the purchase price to $3.00 per Share, net to the seller in cash, to provide that the conditions will be as set forth in “— Conditions to the Offer” below and not others, to provide that the expiration date is December 8, 2009 and to otherwise conform to the requirements of the Settlement Agreement. Parent, Purchaser and Merger Sub expressly reserve the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that Parent, Purchaser and Merger Sub may not (i) reduce the amount of, or change the form of, the consideration to be paid in the Offer or reduce the number of Shares sought in the Offer, (ii) amend or waive satisfaction of the Majority-of-the-Minority Condition, impose additional conditions to the Offer, amend, modify, supplement, or otherwise change any of the conditions to the Offer set forth in “— Conditions to the Offer” below, (iii) amend any other term of the Offer in any manner adverse to the stockholders of the Company (other than Parent and its affiliates) or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer or (iv) extend the expiration date of the Offer except as otherwise provided in the Settlement Agreement. In addition, the Majority-of-the-Majority Condition is nonwaivable.

Extensions of the Offer.  Parent, Purchaser and Merger Sub may extend the Offer for two successive periods not to exceed 10 business days each, until the conditions to the Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Offer. In no event will Purchaser be required or permitted to extend the Offer beyond January 8, 2010. The Settlement Agreement obligates Purchaser to extend the Offer (but not beyond January 8, 2010) for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by applicable law.

The Settlement Agreement obligates Purchaser, subject to the terms and conditions set forth therein and to the satisfaction or waiver of the conditions set forth in “— Conditions to the Offer” below, to accept for payment and pay for, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in any subsequent offering period. The date on which Shares are first accepted for payment pursuant to the Offer is referred to as the “Acceptance Date.”

Subsequent Offering Period.  Following expiration of the Offer, Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors and Officers.  The Settlement Agreement provides that at or prior to the Acceptance Date the Company shall obtain the resignation of each of its current directors (other than Purchaser’s designees), effective as of the Acceptance Date, and take all other action necessary to cause Purchaser’s designees to be elected or appointed to the Company’s board effective as of the Acceptance Date.

Bylaw Amendments.  The Settlement Agreement provides that, at or prior to the Acceptance Date, the Company’s board will amend the Company’s bylaws to remove Section 3.2 of the bylaws (which relates to certain special director nomination provisions). In addition, the Company’s board will amend Section 8.1 of the Company’s bylaws to provide that, during the Control Period, bylaw amendments by the Company’s board may be effected by resolution of the board and will not require the separate approval of a majority of the non-KPN directors. These amendments are referred to as the “Specified Bylaw Amendments”.

Short-Form Merger.  The Settlement Agreement provides that if, as a result of the consummation of the Offer, Parent and its affiliates own at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action to cause Merger Sub to be merged into the Company (the “Merger”) as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”).

Stock Options.  The Settlement Agreement provides that at or immediately prior to the effective time of the Merger, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the effective time of the Merger an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option. The Settlement Agreement also provides that, on the Acceptance Date, each unvested option to purchase Shares that are held by a member of the Company’s board will vest and become exercisable, and will be treated, at the effective time of the Merger, in the manner stated above.

Rule 14d-10 Matters.  The Settlement Agreement provides for certain covenants on the part of the Company relating to Rule 14d-10 of the Exchange Act and approvals that are to be made by the special committee with respect to employment compensation, severance and other employee benefit plans entered into prior to the Acceptance Date.

Other Restrictions on Company Actions.  The Settlement Agreement provides that the Company, the special committee, the board of directors of the Company and the members of the special committee and the board of directors of the Company shall not (a) adopt or propose to adopt any stockholder rights plan prior to the termination of the Settlement Agreement or (b) commence (or threaten to commence) any litigation seeking to or that would reasonably be expected to impede, frustrate, prevent, enjoin, alter or materially delay the Offer or any of the other transactions contemplated by the Settlement Agreement, but only to the extent that any such litigation is based primarily on facts known to the members of the special committee as of the date of the Settlement Agreement.

Adverse Recommendation Change.  The Settlement Agreement provides that the special committee will (i) recommend that the Company’s stockholders tender their Shares in the Offer and (ii) not withhold, withdraw, qualify or modify in a manner adverse to Parent or fail to make the Special Committee Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Special Committee Recommendation. However, the Settlement Agreement provides that if the special committee determines in good faith (after considering the advice of its outside legal and financial advisors) that continuing to make this recommendation could reasonably be determined to be inconsistent with its fiduciary duties under Delaware Law, then the special committee may make an adverse recommendation change, in which case the obligations of the special committee under the immediately preceding sentence will cease. The Settlement Agreement further provides, however, that the special committee may not make an adverse recommendation change until after at least 48 hours following Parent’s receipt of written notice from the Company advising Parent that the special committee intends to make such an adverse recommendation change and the reasons therefor and the special committee considers any modifications proposed by Parent during such 48-hour period in order to eliminate the need for such adverse recommendation change.

Resignation of Ofer Gneezy and Gordon VanderBrug.  In connection with the Settlement Agreement, at the request of Purchaser, Ofer Gneezy and Gordon VanderBrug each have delivered to Purchaser letters of resignation agreeing that, effective immediately upon the acceptance of Shares by Purchaser on the Acceptance Date, such person shall resign in his capacity as a member of the Company Board and in all other capacities in which he is employed by the Company. Such resignations will constitute “Good Reason” under each of Mr. Gneezy and Mr. VanderBrug’s employment agreement.

Conditions to the Offer.  Pursuant to the Settlement Agreement, Purchaser is not required to accept for payment or pay for any Shares pursuant to the Offer if:

(a) the Settlement Agreement shall have been terminated in accordance with its terms; or

(b) at the expiration of the Offer;

(i) the Majority-of-the-Minority Condition shall not have been satisfied;

(ii) any of the other conditions to the Offer set forth in the Schedule TO (as amended by Amendment Nos. 1 through 7 thereto) shall not have been satisfied;

(iii) the special committee shall have withheld, withdrawn, qualified or modified in a manner adverse to Parent or failed to make the Special Committee Recommendation or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Special Committee Recommendation; and

(iv) the Company shall not have (A) taken the actions necessary to cause the Specified Bylaw Amendments to become effective, (B) delivered to Purchaser the director resignations contemplated by the Settlement Agreement, which resignations shall be valid, binding and effective or (C) otherwise performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it as described under “— Directors and Officers”, “— Bylaw Amendments” and “— Rule 14d-10 Matters” above.

Subject to the terms and conditions of the Settlement Agreement, the foregoing conditions to the Offer are for the sole benefit of Parent, Purchaser and Merger Sub and, subject to the terms and conditions of the Settlement Agreement and the applicable rules and regulations of the SEC, may be waived by Parent, Purchaser or Merger Sub, in whole or in part, at any time; provided that Majority-of-the-Minority Condition is nonwaivable.

Termination.  The Settlement Agreement may be terminated and the Offer may be abandoned:

•	at any time prior to the effective time of the Merger by mutual written agreement of the Company (provided that such termination has been approved by the special committee) and Parent; or

•	by either the Company (provided that such termination has been approved by the special committee) or Parent, if prior to the Acceptance Date:

•	the Acceptance Date has not occurred on or before January 8, 2010 (except that this right to terminate the Settlement Agreement will not be available to any party whose breach of any provision of the Settlement Agreement results in the failure of the Offer to be consummated by such time), or

•	there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer, or

•	by Parent prior to the Acceptance Date if, prior to the Acceptance Date, the special committee has made an adverse recommendation change as described under “— Adverse Recommendation Change” above that remains in effect, or

•	by the Company if Purchaser shall have terminated the Offer (other than in connection with a valid termination of the Settlement Agreement) or Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer at the expiration thereof.

Effect of Termination.  If the Settlement Agreement is terminated in accordance with its terms, the Settlement Agreement will become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent or advisor of such party) to the other party; provided that if such termination results from a material breach of the Settlement Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach. The termination of the Settlement Agreement will not, however, terminate the sections of the Settlement Agreement relating to the dismissal of the iBasis Delaware Action and iBasis New York Action, the parties’ mutual releases, the termination of the Rights Agreement or certain of the Company’s covenants under “— Other Restrictions on Company Actions” above.

Expenses.  All costs and expenses incurred in connection with the Settlement Agreement will be paid by the party incurring such cost or expense.

Amendments or Waivers.  Any provision of the Settlement Agreement may be amended or waived prior to the effective time of the Merger if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Settlement Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that any such amendment or waiver by the Company will require the approval of the special committee.

Certain Additional Materials Provided to Stockholders

Morgan Stanley Presentations.  As part of Amendment No. 5 to the Schedule TO, filed by Parent, Purchaser and Merger Sub with the SEC on October 5, 2009, Parent, Purchaser and Merger Sub included additional information on analyses performed by Morgan Stanley. Copies of Amendment 5 to the Schedule TO, which includes this additional information, can be obtained in the manner described under the heading “Important” in this Supplement.

June 2009 Scenarios.  As part of Amendment No. 2 to the Schedule TO, filed by Parent, Purchaser and Merger Sub with the SEC on August 13, 2009, Parent, Purchaser and Merger Sub included as Schedule III thereto a document entitled “Strategic Scenario’s iBasis 2009-2012”, dated as of June 12, 2009 (the “June 2009 Scenarios”). Copies of Amendment No. 2 to the Schedule TO, which includes the June 2009 Scenarios, can be obtained in the manner described under the heading “Important” in this Supplement.

Additional Exhibits.  As part of Amendment No. 7 to the Schedule TO, filed by Parent, Purchaser and Merger Sub with the SEC on November 9, 2009, Parent and Purchaser included as exhibits thereto copies of materials produced to the Company by Parent in connection with the iBasis Delaware Litigation and later filed by the Company as exhibits to its Schedule 14D-9 on November 5, 2009 (the “Additional Exhibits”). Copies of Amendment No. 7 to the Schedule TO, which includes the Additional Exhibits, can be obtained in the manner described under the heading “Important” in this Supplement.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if a second-step merger is consummated, each holder of Shares that does not tender in the Offer, continues to hold Shares at the time of consummation of the merger, does not vote in favor of the merger or consent thereto in writing (if the merger requires stockholder approval) and complies with the procedures set forth under Section 262 of the DGCL will be entitled to have such holder’s Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares, as determined by the court in compliance with Delaware law, together with interest from the date of the merger to the date of payment. In determining the fair value of appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” Since any such judicial determination of the fair value of appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger.

Section 262 of the DGCL has been amended since July 28, 2009, the date of the Offer to Purchase, to enact certain technical changes that conform Section 262 to Section 213 of the DGCL, which was amended to enable a board of directors to fix two separate record dates to determine who is entitled to notice of, and who is entitled to vote at, a stockholder meeting. A copy of the amended text of Section 262 of the DGCL is attached as Schedule I to this Supplement and qualifies the foregoing discussion of appraisal rights in its entirety.

Interests of Certain Persons in the Offer

Employee Stock Options.  Certain officers and directors of the Company, like many other employees of the Company, hold stock options. All vested stock options may be exercised in accordance with their terms and the Shares acquired thereby may be tendered in the Offer. If a Merger is consummated in accordance with the Settlement Agreement, all options that remain outstanding at the time of the Merger will be terminated in exchange for a cash payment for each option in an amount equal to the excess (if any) of the Offer Price over the exercise price of such option, to the extent consistent with the stock option plan applicable to such option.

Other.  The Company has described the interests of its executive officers and directors in the transactions contemplated by this Offer to Purchase in its Schedule 14D-9, which you are encouraged to read before making a decision with respect to the Offer.

ADDITIONAL INFORMATION REGARDING THE TENDER OFFER

Recent Developments

Historical Selected Financial Information.  The selected consolidated financial data of the Company as of and for each of the nine months ended September 30, 2009 and September 30, 2008 and as of and for each of the fiscal years ended December 31, 2008 and December 31, 2007 are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the Form 10-K, including the notes thereto, and the unaudited consolidated financial statements and other financial information contained in the Form 10-Q and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained for free in the manner described under “Important” in this Supplement. The financial statements and notes thereto included as Item 8 of the Form 10-K and the financial statements and notes thereto included as Item 1 of the Form 10-Q are incorporated by reference in the Amended Offer to Purchase.

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2009	2008	2008	2007
	(Unaudited)
	(In thousands, except per Share data)

Income Statement Data
Total net revenues	$748,631	$1,023,766	$1,323,585	$938,558
Data communications and telecommunications costs — external parties (excluding depreciation and amortization)	597,222	844,548	1,081,460	733,160
Data communications and telecommunications costs — related parties (excluding depreciation and amortization)	55,677	73,952	105,840	114,242
Engineering and network operations expenses	14,866	18,240	23,320	13,222
Selling, general and administrative expenses	49,949	56,383	74,849	38,368
Merger related expenses	—	—	—	2,019
Tender offer-related expenses	7,371	—	—	—
Depreciation and amortization	28,249	24,185	31,998	12,743
Impairment of goodwill	—	—	214,651	—
Income (loss) from operations	(4,703)	6,458	(208,533)	24,804
Net income (loss)	(13,687)	1,235	(230,989)	16,123
Net income (loss) per Share: Basic	(0.19)	0.02	(3.15)	0.33
Net income (loss) per Share: Diluted	(0.19)	0.02	(3.15)	0.33
Ratio of earnings to fixed charges(1)	(3.8)	4.9	(66.1)	34.7

	September 30,		December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)
		(In thousands)

Balance Sheet Data
Total current assets	$268,199	$280,657	$300,388	$275,304
Property and equipment, net	26,091	35,908	34,836	34,966
Other assets	1,311	1,877	1,573	7,008
Intangible assets, net	72,677	91,494	87,206	93,800
Goodwill	17,324	248,795	17,324	248,795
Total assets	385,602	658,731	441,327	659,873
Total current liabilities	284,003	303,586	321,832	296,060
Long-term debt, net of current portion	19,180	30,601	27,380	25,000
Deferred income taxes	1,940	2,426	2,534	2,942
Other long-term liabilities	839	830	1,063	1,381
Total liabilities	305,962	337,443	352,809	325,383
Stockholders’ equity	79,640	321,288	88,518	334,490

(1)	The Company has not reported a ratio of earnings to fixed charges for the periods set forth above. The ratio of earnings to fixed charges set forth above has been computed based on publicly available information. For purposes of determining this ratio, we have assumed no interest component of rental expense.

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders’ equity by the number of shares of common stock outstanding. Assuming 71,229,578 Shares outstanding, book value per Share as of September 30, 2009 would have been $1.12.

SEC Option Investigation.  On November 17, 2009, the Company issued a press release announcing that it has been notified by the staff of the SEC that the SEC has terminated its investigation into the Company’s past stock option grant practices, and that the staff does not intend to recommend any enforcement action against the Company, or any of its current of former officers or directors.

Litigation Developments.  On October 28, 2009 and October 29, 2009, the Delaware Court of Chancery held an evidentiary hearing to address the merits of the claims asserted by the Company in its complaint in the iBasis Delaware Action and the claims asserted by Parent in the Delaware Counterclaims. The parties presented oral arguments in the iBasis Delaware Action in the Delaware Court of Chancery on November 13, 2009.

On November 23, 2009, Parent, Purchaser, Merger Sub and the Company entered into the Settlement Agreement. In connection with entering into the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to Parent, the Company and the special committee, on behalf of their respective clients, entered into, and on November 23, 2009 will file with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the iBasis Delaware Action and the iBasis New York Action dismissing with prejudice the respective claims of each of the parties in those proceedings.

Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “IBAS.” The following table sets forth the high and low closing prices per Share on NASDAQ for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low

Year Ended December 31, 2007
Third Quarter	10.75	8.67
Fourth Quarter	10.65	4.90
Year Ended December 31, 2008
First Quarter	$5.70	$3.54
Second Quarter	4.26	3.05
Third Quarter	4.32	3.06
Fourth Quarter	3.38	1.20
Year Ending December 31, 2009
First Quarter	$1.64	$0.54
Second Quarter	1.44	0.70
Third Quarter	2.45	1.18
Fourth Quarter (through November 20, 2009)	2.36	2.14

On July 10, 2009, the last full trading day prior to the initial public announcement of Parent’s intention to commence the Offer, the closing price of the Shares on NASDAQ was $1.30 per Share. On July 27, 2009, the last full trading day before the date the original Offer to Purchase was filed with the SEC, the closing sale price of the Shares reported on NASDAQ was $1.85 per Share. On November 20, 2009, the last full trading day before the date this Supplement was filed with the SEC, the closing sale price of the Shares reported on The NASDAQ Global Market was $2.26 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Fees and Expenses.

The following is a revised estimate of the fees and expenses to be incurred by Parent, Purchaser and Merger Sub in connection with the Offer:

SEC Filing Fees	$5,208
Financial Advisor	$3,250,000
Advertising	$108,000
Depositary	$30,000
Information Agent	$25,000
Legal, Printing and Miscellaneous	$9,940,000
Total	$13,353,000

KPN B.V.

November 23, 2009

SCHEDULE I

SECTION 262 of the GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The amended and restated Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by First Class Mail:	If delivering by Overnight Mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its telephone number, address and/or email address set forth below. Additional copies of this Supplement, the amended and restated Letter of Transmittal and the amended and restated Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

780 Third Avenue, 30th Floor
New York, New York 10017

Banks and Brokerage Firms, Please Call: +1 212 297 0720
Stockholders and All Others, Call Toll-Free: +1 877 869 0171
Email: info@okapipartners.com